NAM TAI ELECTRONICS,INC.
Disposal of Interest in Stepmind

VANCOUVER, CANADA — August 24, 2004 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange Symbol: 884852) announced that Nam Tai has disposed of its entire interest in Stepmind to Remote Reward SAS, one of the shareholders of Stepmind at the original subscription price for those shares. In this connection, Nam Tai will not have to make any provisions on the possible impairment of the value of the Company’s investment in Stepmind in its third quarter results.

The Company appreciates and respects the support of the founders of Stepmind, who have shown care to the interests of investors. The Company looks forward to future business opportunities with Stepmind as well as its founders.

About Nam Tai Electronics, Inc.

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of the Hong Kong Stock Exchange at www.hkse.com to obtain the information. The stock code of NTEEP and JIC in the Hong Kong Stock Exchange are the 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely on reliance of such information. The results of NTEEP and JIC only represent a part of the results of the Company and there are GAAP differences in the financial statements of NTEEP and JIC, when compared with the financial statements of the Company. Furthermore, different subsidiaries of the Company may have different peak season during a year.